Exhibit 4.13

Summary of the 2024 Stock Options Plans

Stock options (options de souscription et/ou d’achat d’actions) are granted for free and entitle each holder to subscribe for new shares and/or purchase existing shares of our Company at an exercise price set at the time of grant.

Administration. Pursuant to delegations granted at our general meeting of the shareholders, our board of directors determines the exercise price, the aggregate number of stock options granted and the terms and conditions of the stock options, including the number of shares underlying each stock option, their vesting schedule and exercise period and delegates to the Chief Executive Officer the determination of the list of the beneficiaries and the number of stock options granted to each beneficiary, with the exception of the grant to the Chief Executive Officer, which is decided our board of directors.

Grants. Our stock options were granted to employees of our Company. A total of 198,750 stock options have been granted and accepted by the beneficiaries under four (3) plans in 2024, with different terms and conditions as set out below. We have one (1) stock option plan for French beneficiaries (SO 2024C), one (1) stock option plan for U.S. beneficiaries that was designed to benefit from the “Incentive Stock Options” status (SO US 2024) and one (1) stock option plan for Swiss beneficiaries (SO SU 2024). 35,000 stock options were granted to our Chief Executive Officer in an SO D 2024 plan, subject to approval by the shareholders of the Say-On-Pay resolution at our May 22, 2024 shareholders meeting.

Underlying shares. The securities to which our stock options give rights are new ordinary shares of our Company. The number of ordinary shares to which each stock option gives right is one (1) new ordinary share.

The number of ordinary shares to which each stock option gives right can be adjusted, upwards or downwards, as a result of certain corporate transactions, such as rights issues.

Standard terms. Our stock options are exercisable during a period of seven (7) years following a three (3) year vesting period at the end of which the beneficiary must be effectively present in our Company or its consolidated subsidiaries (subject to exceptions) and subject to meeting the performance conditions that are assessed by our board of directors.

The terms and conditions of our stock options in respect of each of our plans are as follows:

	Performance conditions	Assessment date(s) of presence and performance conditions	Lock-up period end date	Exercise price

SO 2024 C	Internal performance (1)	March 16, 2027	March 16, 2027	€2.74

SO US 2024	Internal performance(1)	March 16, 2027	March 16, 2027	€3.30

SO SU 2024	Internal performance(1)	March 16, 2027	March 16, 2027	€2.74

SO 2024 D	(i) Internal performance(1) (ii External performance (2)	March 16, 2027	March 16, 2027	€3.42

(1)     Based on the achievement of milestones in our development.
(2)     Based on the evolution of the share price of our ordinary shares.